Exhibit 99.1

Inspira Enters Quantum Computing Sector, Targeting a Critical Connectivity Bottleneck with Newly Acquired AME Platform

●	The Company is targeting a new 3D connectivity architecture for use in dilution cryostats, designed to overcome interconnect density limitations, reduce thermal load, and minimize electromagnetic crosstalk and signal noise

●	This solution addresses a quantum computing market that McKinsey projects to reach up to $72 billion by 2035

●	Inspira intends to change its corporate name to QTREX Ltd., subject to shareholder approval

RA’ANANA, Israel, April 6, 2026 - Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN) (“Inspira” or the “Company”) today announced its entry into the quantum computing sector, targeting a critical connectivity bottleneck by directing its recently acquired additive manufactured electronics (“AME”) platform toward a new 3D architecture for systems operating in dilution cryostats.

As quantum computing scales toward larger system architectures, one of the field’s most significant engineering bottlenecks lies in connectivity inside dilution cryostats. In these environments, interconnect density, thermal load, and electromagnetic crosstalk are becoming critical barriers to qubit coherence and system fidelity. Inspira’s AME technology is designed to address these challenges, leveraging differentiated capabilities in 3D design, specialized materials, and precision additive manufacturing to create highly integrated structures that will support quantum system stability, reduce error rates, and accelerate the industry’s path to fault-tolerant quantum computing.

The AME technology, developed over years of intensive research and engineering with more than $200 million invested to date, has already demonstrated proof of concept in the quantum domain, specifically in qubit-related device integration. We believe that this validation substantiates the platform’s material compatibility and micro-scale precision for quantum hardware applications, and Inspira now intends to leverage these capabilities to address connectivity limitations inside dilution cryostats.

This strategic move is driven by Inspira’s Chief Executive Officer, Dagi Ben-Noon, and Inspira’s Chief Operating Officer, Avi Shabtay, the original developers of the AME technology. Notably, Mr. Ben-Noon is one of the founders of Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension”). Their experience is reinforced by leading Inspira personnel across research and development, operations, and finance who previously worked at Nano Dimension. By combining this firsthand knowledge with key members of the existing AME team, whom the Company intends to employ, Inspira anticipates a seamless transition. This continuity is intended to ensure that years of accumulated expertise are fully leveraged.

Quantum computing is expected to represent a market of up to $72 billion by 2035, according to McKinsey’s 2025 Quantum Technology Monitor.1 The broader market for quantum hardware and software providers could reach as much as $170 billion by 2040, according to The Boston Consulting Group (BCG).2 As the industry moves beyond early-stage systems toward larger, more complex architectures, a critical hardware bottleneck has already emerged around cryogenic connectivity and system integration, a challenge that leading quantum teams are facing today. Inspira is targeting this constraint, which is increasingly viewed as central to enabling quantum computing systems. The Company is already engaged in discussions and exploring potential collaborations with key industry participants and looks forward to providing updates in the near future.

Dagi Ben-Noon, Chief Executive Officer of Inspira, commented: "As a co-founder of Nano Dimension and a co-inventor and developer of the AME technology, I have an intimate knowledge of its capabilities. Together with our experienced leadership team, we believe we have the expertise needed to adapt AME for cryogenic connectivity in quantum computing. We view this as a technological frontier well matched to the strengths of the AME platform.”

In parallel with its expansion into quantum technologies, Inspira will maintain a dedicated operational focus on advancing the commercialization of its existing medical portfolio. This includes the INSPIRA™ ART100 system and the development of the HYLA™ blood monitoring system as a stand-alone system. The Company remains engaged in ongoing commercial discussions with healthcare systems and strategic partners, managed by a dedicated team to ensure maximum focus without detracting from the new quantum initiatives. Inspira expects these activities to continue as part of its broader strategy as a dedicated subsidiary.

The Company intends to seek shareholder approval to formally change its corporate name to QTREX Ltd. The new name aligns the Company’s corporate identity with its strategic focus on quantum computing connectivity solutions.

The Company has launched a dedicated QTREX website. Investors and industry participants are invited to visit www.q-trex.com to learn more.

[1]	https://www.mckinsey.com/capabilities/tech-and-ai/our-insights/the-year-of-quantum-from-concept-to-reality-in-2025
[2]	https://www.bcg.com/press/18july2024-quantum-computing-create-up-to-850-billion-of-economic-value-2040

About Inspira Technologies

Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN) is a technology company focused on solving the most critical physical and hardware bottlenecks in quantum computing connectivity. Inspira develops unique quantum connectivity solutions designed for high-density, thermally optimized operation in dilution cryostats, a prerequisite for scaling quantum systems beyond current physical limitations. Additionally, the Company continues to advance its medical technology portfolio, including its respiratory support and blood monitoring platforms under a dedicated business unit. For more information, please visit: www.q-trex.com and www.inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the benefits, advantages and capabilities of AME technology, the potential for its AME business, that it intends to utilize the acquired AME platform to develop unique quantum connectivity solutions designed for high-density, thermally optimized operation in dilution refrigerators and adjacent cryogenic environments, its belief that the AME platform’s 3D design flexibility, specialized materials, and precision additive manufacturing capabilities create a differentiated path toward building application-specific structures, the potential market size for the AME business, its belief that the AME’s prior validation substantiates the platform’s material compatibility and micro-scale precision for quantum hardware applications, and Inspira now intends to leverage these capabilities to address connectivity limitations inside dilution cryostats, that the combined first hand knowledge with key members of the existing AME team, whom Inspira intends to employ, it believes it has secured a seamless transition that is intended to ensure that years of accumulated expertise are fully leveraged, the belief that Inspira has the expertise needed to adapt AME for cryogenic connectivity in quantum computing, which is a technological frontier well matched to the strengths of the AME platform, the belief that the proprietary AME technology gives it a distinct competitive advantage to solve the connectivity and thermal bottlenecks, that it to intends to make its solutions an indispensable link in the global quantum computing value chain, the belief that it has the expertise needed to adapt AME for cryogenic connectivity in quantum computing, its intended development focus, that it intends to maintain dedicated operational focus on advancing the commercialization of its existing medical portfolio, including the INSPIRA™ ART100 system and the development of the HYLA™ blood monitoring system as a stand-alone system, and that it intends to change its corporate name. These forward-looking statements and their implications are based solely on the current expectations of the Company's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the "SEC"), which is available on the SEC's website at www.sec.gov.

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